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                                                                  APRIL 21, 2010

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         FORM S-1 REGISTRATION STATEMENT
         POST-EFFECTIVE AMENDMENT NO. 5 UNDER THE SECURITIES ACT OF 1933
                               FILE NO. 333-147912

             MEMORANDUM RESPONDING TO COMMISSION STAFF ORAL COMMENTS
                          OF APRIL 13TH AND 15TH, 2010
            PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

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     Set out below are responses to oral comments received from Alison White of the Securities and Exchange Commission ("Commission") staff on April 13th and 15th, 2010 relating to Post-Effective Amendment No. 5 (the "Amendment) under the Securities Act of 1933 of the Registration Statement on Form S-1 filed with the Commission by MetLife Insurance Company of Connecticut ("MetLife") on April 8, 2010 relating to the MVA feature of the MetLife Retirement Account deferred variable annuity contracts ("MRA").

1.  STAFF COMMENT:

On page 8 of the prospectus in the Amendment, please move to the bottom of the page the two footnotes that currently appear at the end of the fee table labeled "Contract Owner Transaction Expenses."

     RESPONSE:

Comment complied with. The two footnotes have been moved to the bottom of the page as requested. See page 8 of the prospectus in Post-Effective Amendment No. 6 under the Securities Act of 1933 (the "Prospectus").

2.   STAFF COMMENT:

On page 8 of the prospectus in the Amendment, please clarify in the fee table labeled "Contract Owner Transaction Expenses" whether a contract owner could be assessed both a withdrawal charge and the liquidity benefit charge for a single transaction.

     RESPONSE:

Comment complied with. Disclosure has been added to the beginning of footnote 2 to the "Contract Owner Transaction Expenses" table stating that the withdrawal charge can apply only during the Accumulation Period, which is parallel to the disclosure in

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the same table stating that the liquidity benefit charge can apply only during the Annuity Period. See page 8 of the Prospectus.

3.   STAFF COMMENT:

On page 9 of the prospectus in the Amendment, please conform the fee table labeled "Underlying Fund Fees and Expenses" to the new requirements for fee tables in Form N-1A. It is the SEC staff's position that fee tables for underlying fund fees and expenses in Form N-4 may not contain any footnotes that are not explicitly contemplated by Item 3 of Form N-1A.

     RESPONSE:

Comment complied with. MetLife has deleted in total the table labeled "Underlying Fund Fees and Expenses" in accordance with Item 3, Paragraph 20, of Form N-4. See page 9 of the Prospectus.

4.   STAFF COMMENT:

Please include the standard "Tandy" representations.

     RESPONSE:

MetLife will file via EDGAR a standard "Tandy" letter along with the Prospectus.